

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Jane Sheere
Secretary
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re: Brookfield Property Partners L.P.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-35505**

Dear Jane Sheere:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2022

5.A. Operating Results
Operating Results, page 58

1. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, we note your disclosure that commercial property revenue decreased due to property dispositions in your LP Investments and Core Office segments and the negative impact of foreign currency translation, partially offset by incremental revenue in your Core Retail portfolio, as the retail sector continued to recover. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

Non-IFRS Financial Measures, page 75

2. We note your reconciliation to arrive at Company FFO on page 78 and LP Investments

Company FFO on page 81; specifically, we note your adjustment for BSREP III earnings. It appears that such adjustment has the effect of reflecting your proportionate share of BSREP III Company FFO and removing investment income related to a distribution you received from BSREP III. In light of the adjustment for BSREP III earnings, please tell us how you have determined these measures are not tailored measures as contemplated in Question 100.04 of the Non-GAAP C&DI.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction